CAPITALIZATION AND INDEBTEDNESS as at September 30, 2007

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at September 30, 2007 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

Capitalization
(Prepared in accordance with Canadian GAAP)

As at September 30, 2007
(unaudited)
$
Cash and cash equivalents	7,667,091
Temporary investments	-
Indebtedness
Current liabilities	2,026,307
Capital lease obligations	113,118
Future income taxes	1,447,339
Shareholders’ Equity
Capital stock	96,556,485
Additional paid-in capital	5,608,934
Accumulated other comprehensive income	561,137
Accumulated deficit	(76,111,649)
Total shareholders’ equity	26,614,907
Total capitalization	30,201,671

Capitalization
(Prepared in accordance with US GAAP)

As at September 30, 2007
(unaudited)
$
Cash and cash equivalents	7,667,091
Temporary investments	-
Indebtedness
Current liabilities	2,026,307
Capital lease obligations	113,118
Future income taxes	1,447,339
Shareholders’ Equity
Capital stock	113,326,055
Additional paid-in capital	6,646,624
Accumulated other comprehensive income	561,137
Accumulated deficit	(93,918,909)
Total shareholders’ equity	26,614,907
Total capitalization	30,201,671